News Release 17-23

September 5, 2017

SSR MINING PROVIDES SEPTEMBER 2017 EXPLORATION UPDATE

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) provides an update on its exploration activities and results at its Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada, and SIB project in British Columbia, Canada for the period from April 1, 2017 to July 31, 2017 (the “Exploration Period”).
Highlights:

▪	Drill results at the Seabee Gold Operation include:

▪	At Santoy Gap, drillhole SUG-17-019 intersected 27.70 g/t gold over 2.5 meters true width;

▪	At Santoy Gap HW, drillhole SUG-17-300 intersected 26.55 g/t gold over 2.8 meters true width;

▪	At Santoy 8A Footwall, drillhole SUG-17-917 intersected 7.17 g/t gold over 7.0 meters true width; and

▪	At Carr, drillhole CAR-17-014 intersected 31.64 g/t gold over 1.1 meters true width.

▪	Drill results at the Marigold mine include:

▪	Within the Mackay pit, drillhole MRA6503 intersected 2.50 g/t gold over 33.5 meters; and

▪	At East Basalt, drillhole MRA6453 intersected 1.37 g/t gold over 79.2 meters.

▪	SIB project drilling encountered the prospective Salmon River Formation over the strike length of the area tested.

Paul Benson, President and CEO said, “After 25 years of continuous operation, both Marigold and Seabee continue to generate new drill results further demonstrating the quality and robust nature of these ore bodies. At Seabee, in addition to the high grade results in existing resource zones, results in the newly defined Santoy Gap Hanging Wall structure and the first high grade hit at the Carr target are very encouraging. At Marigold, we have encountered multiple gold intercepts above reserve grade and resources are expected to show continued growth. These results provide continued justification of our investment strategy in brownfields exploration to maximize the value of each operation.”

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

Seabee Gold Operation, Canada

Underground diamond drilling activities for the Exploration Period focused on Mineral Resource conversion at the Santoy 8A and Santoy Gap areas at the Santoy mine. We also completed both underground exploration and Mineral Resource upgrade drilling at the Seabee Mine. During the Exploration Period, we completed 20,938 meters of underground drilling at the Santoy and Seabee mines, and an additional 7,727 meters of surface exploration drilling for extensions close to both mines. Exploration drilling on targets at the Carr, Porky and Santoy 7 areas totaled 4,600 meters during the Exploration Period.

Infill drill results from the Santoy 8A area are expected to upgrade Measured and Indicated Mineral Resources as demonstrated by 7.0 meters at a grade of 7.17 g/t gold and 6.3 meters at a grade of 7.43 g/t gold in drillholes SUG-17-917 and SUG-17-918, respectively (see Figure 1). There are up to three parallel mineralized planes at Santoy 8, known as 8A, 8A Footwall, and 8B. These results, taken together with results reported in our previous 2017 exploration news releases, are expected to upgrade a portion of current Mineral Resources when we report our Mineral Resources and Mineral Reserves estimates for year-end 2017.

Figure 1 also highlights results from infill and step out drilling at Santoy Gap on the 9A and 9C zones. Examples of drill intercepts at the 9A area during the Exploration Period include 2.5 meters at a grade of 27.70 g/t gold and 5.5 meters at a grade of 12.35 g/t gold in holes SUG-17-019 and SUG-17-041, respectively, and at the 9C area include 5.8 meters at a grade of 6.42 g/t gold in drillhole SUG-17-042. These results are expected to upgrade Mineral Resources.

Additionally, we received infill drilling results at the Santoy Gap Hanging Wall (“Gap HW”) area, which is positioned approximately 200 meters in the hanging wall of the Santoy Gap mineralized zones. This area was tested with one core hole successfully intercepting 2.8 meters at a grade of 26.55 g/t gold in drillhole SUG-17-300. Gold mineralization at Gap HW comprises granodiorite-hosted quartz veinlets and disseminated sulphides that parallel the Santoy shear zone. This result is shown as a projection to a vertical plane in Figure 1 and remains open up and down plunge for further follow up to potentially define a new mineralized zone distinct from areas within the current Mineral Resources.

Early in the Exploration Period we completed drilling on near-surface targets up to several kilometers distant from underground infrastructure. At the Carr target, located four kilometers to the north of Santoy Gap (see Figure 2), we received a high grade result, drillhole CAR-17-014, with geologic similarities to Santoy Gap, which returned 1.1 meters at a grade of 31.64 g/t gold. This intercept warrants follow up during the next winter drill campaign and may follow a similar historic drill pattern to the Santoy Gap discovery in 2011. Carr results represent a new area of gold mineralization with the potential to generate new Inferred Mineral Resources.

In June 2017, we began field work at the Fisher project to examine the nature of the existing showings, and to systematically explore the southern extension of the Santoy shear zone. The objectives were to identify and prioritize drill targets to be drilled in the second half of 2017. As of July 2017, we completed soil and till sampling, mapping and prospecting over a 12-by-2-kilometer area, and have found quartz veining and alteration of meta-volcanic rocks consistent with the assemblage found at Santoy Gap. Results from this prospecting and sampling program, along with the outcrops containing visible gold, form the basis, in part, for our drilling planned at the Fisher project for the second half of 2017.

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However, due to ongoing wildfire conditions in and around the Fisher project area, exploration activities were suspended in August 2017. While the camp and drill equipment have not sustained damage, we do not anticipate re-deploying exploration personnel until the fourth quarter of 2017 due to the proximity of wildfires and the remote nature of the camp location.

Marigold mine, U.S.

Mineral Resource conversion drilling at the Mackay pit and East Basalt continued in the Exploration Period with results expected to replace 2017 depleted Mineral Reserves. Additional drilling is ongoing with the potential to expand Mineral Resources and Mineral Reserves to be reported in our year-end 2017 Mineral Resources and Mineral Reserves estimates.

Exploration activities at Marigold continued our focus on Mineral Reserve and Mineral Resource growth within and adjacent to our existing pits. The targets explored were Mackay pit, East Basalt and North Red Dot, as shown in the Figure 3. During the Exploration Period, we drilled 67 reverse circulation (“RC”) drillholes totaling 19,776 meters in the targeted areas. Year-to-date, we have drilled 111 RC holes totaling 30,031 meters on the Marigold mine property, which does not include the core hole targeting potential deeper high-grade sulphide gold mineralization.

In an area of the central Mackay pit, we received results of 1.35 g/t gold over 67.1 meters and 2.50 g/t gold over 33.5 meters from drillholes MRA6444 and MRA6503, respectively. Both drillholes returned gold grades in excess of our modelled Mineral Resources grade in this area (see Figure 4). Additionally, significant new gold mineralization was intersected 100 meters down dip of our Mineral Reserve pit boundary in the central Mackay pit area. This includes a result of 0.47 g/t gold over 59.4 meters from drillhole MRA6502 which is expected to expand Mineral Resources.

At East Basalt, where we are drilling east of a previously mined pit, we received favorable assay results confirming widths and gold mineralization expected to expand Mineral Resources. Examples of these results are an interval of 79.2 meters at a grade of 1.37 g/t gold in drillhole MRA6453, and an interval of 54.9 meters at a grade of 0.69 g/t gold in drillhole MR6488 (see Figure 5).

Subsequent to our acquisition of the Marigold mine in 2014, we initiated a deep sulphide exploration program to test for a deeper, high-grade sulphide gold deposit in a setting similar to the Turquoise Ridge gold deposit, which is located 55 kilometers north of Marigold. In May 2017, we completed core drillhole DDH6421, previously reported, which intersected 43.0 meters at a grade of 0.39 g/t gold, including 0.15 meters at a grade of 9.86 g/t gold (see Figure 3 and our news release dated August 9, 2017). Importantly, this mineralization was found in moderately pyritic, sheared carbonaceous mudstone that can be correlated with the Comus Formation, which is one of the host rock types at Turquoise Ridge.

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SIB Project, Canada

The SIB project is located four kilometers south along trend from the high-grade, past-producing Eskay Creek gold mine. Importantly, the SIB project is one of the few exploration projects in the district with similar style mineralization and setting as the former Eskay Creek mine. Previous drilling indicated that high grade gold mineralization is present at the project. Previous work at the SIB project explored the near-surface targets with only limited exploration of the deeper massive sulphide potential that we are currently targeting. Our current phase I drill program is exploring a large panel of altered and mineralized rocks correlative to those of the Salmon River Formation that hosted the Eskay Creek deposit. Using our knowledge of the Eskay Creek deposit, the objective of the 6,000 to 9,000 meter drill program is to collect information to develop an understanding of the volcanic architecture and alteration patterns at depth for a gold-rich massive sulphide discovery or follow up exploration in 2018.

During the Exploration Period, we completed five drillholes for 4,869 meters testing the volcanic rock assemblage over a 1.2-kilometer strike length. All of the drillholes encountered volcanic rocks correlated to the assemblage present at surface and at Eskay Creek, and in two holes we intersected sections of rhyolite, possibly representing the feeder footwall structures of the targeted massive sulphide. Geophysical anomalies encountered from our borehole survey will be prioritized for phase II exploration activities.

Next Steps

At the Marigold mine, our second half 2017 exploration plan will shift toward the objective of Mineral Resource expansion and discovery. The deep sulphide program results at Marigold will be analyzed to determine the best location for the next deep core hole.

At the Seabee Gold Operation, we expect to complete up to 60,000 meters of drilling under our 2017 underground exploration plan, with the objectives to upgrade existing Mineral Resources and to discover additional Inferred Mineral Resources at Santoy Gap and Santoy 8. Our surface drill programs at the Seabee Gold Operation are expected to complete approximately 28,500 meters on up to nine district targets. In the second half of 2017, we plan to continue drilling to explore the lower sections of Santoy Gap, drilling the Gap HW area to establish an Inferred Mineral Resource, and our deeper exploration program to expand and upgrade the lowermost 8A Inferred Mineral Resources.

At the SIB project, we anticipate completing the phase I drill program by the end of the third quarter 2017 and will be compiling data through the fourth quarter 2017.

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Figure 1. Longitudinal section for the exploration drill program at the Santoy mine complex, Seabee Gold Operation, Saskatchewan, Canada during the Exploration Period.

Santoy Gap (9A, 9B, 9C)
Santoy 8A
Gap HW
2.8m at 26.6g/t
(SUG-17-300)
2.1m at 10.8g/t
(SUG-17-919)
6.3m at 7.43g/t
(SUG-17-918)
7.0m at 7.17g/t
(SUG-17-917)
2.1m at 6.5g/t
(SUG-17-914)
5.5m at 12.4g/t
(SUG-17-041)
5.8m at 6.4g/t
(SUG-17-042)
2.8m at 6.5g/t
(SUG-17-038)
2.8m at 17.6g/t
(SUG-17-021)
2.5m at 27.7g/t
(SUG-17-019)
1.4m at 11.7g/t
(SUG-17-023)
100 meters
April to July 2017 Santoy Gap and 8A area Infill Drillholes
Previously Reported Drillholes
Measured & Indicated Mineral Resources
Inferred Mineral Resources
Mined Areas

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Figure 2. Property map of the Seabee Gold Operation and Fisher project, Saskatchewan, Canada.

N
Carr
Seabee
Mine
Santoy Mine
Complex
Fisher
Project
Camp
10 km
Gold Occurrences

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Figure 3. Drillhole location plan map for the exploration drill programs at the Marigold mine, Nevada, U.S. during the Exploration Period.

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Figure 4. Drill cross section along A-A’ highlighting the Mackay pit area at the Marigold mine, Nevada, U.S.

A
A'
EOY 2016 Resource Pit Shell
EOY 2016 Gold grade model
EOY 2016 Mackay Reserve Pit
July 2017 Pit Surface
Original Surface
MRA6502
59.4 m at 0.47 g/t
MRA6503
33.5 m at 2.50 g/t
Incl. 25.9 m at 3.18 g/t
MRA6444
67.1 m at 1.35 g/t
Incl. 13.7 m at 4.23 g/t
MRA6461
35.1 m at 0.86 g/t
Gold Grade (g/t)
< 0.06
0.06 – 0.6
0.6 – 1.0
> 1.0
75 meters
W
E

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Figure 5. Drill cross section along B-B’ highlighting the East Basalt area at the Marigold mine, Nevada, U.S.

B
B'
Original Surface
July 2017 Pit Surface
EOY 2016
Resource Pit Shell
MR6488
54.9 m at 0.69 g/t
Incl. 6.1 m at 1.87 g/t
MRA6453
79.2 m at 1.36 g/t
Incl. 6.1 m at 1.77 g/t
Incl. 15.2 m at 2.49 g/t
Incl. 10.7 m at 3.53 g/t
Gold Grade (g/t)
< 0.06
0.06 – 0.6
0.6 – 1.0
> 1.0
75 meters
W
E

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Table 1. Selected drillhole results from the 2017 exploration drill programs at the Seabee Gold Operation, Saskatchewan, Canada for the Exploration Period.

Hole ID	From (meters)	To (meters)	Mine E (midpoint)[1]	Mine N (midpoint)[1]	Elevation (midpoint)[1]	Gold (g/t)[2]	True Width (meters)	Zone
JOY-17-768	260.4	262.8	4783.4	5229.5	-248.2	9.91	2.21	Gap HW
SUG-17-019	264.1	270.1	3738.5	5154.5	-638.9	27.70	2.50	9A
SUG-17-021	203.0	207.0	3739.9	5094.3	-584.2	17.57	2.80	9A
SUG-17-023	419.2	423.6	3524.7	5201.5	-694.1	11.66	1.40	9C
SUG-17-024	172.2	176.1	3718.9	5084.1	-547.3	6.00	2.45	9C
SUG-17-025	207.1	218.4	3678.5	5098.8	-571.5	3.07	5.65	9C
SUG-17-033	190.8	194.3	3673.7	5079.5	-546.7	7.50	2.12	9C
SUG-17-038	203.7	209.5	3607.3	5043.8	-494.2	6.45	2.84	9C
SUG-17-041	199.5	210.0	3608.4	4986.4	-441.3	12.35	5.51	9A
SUG-17-042	141.8	150.5	3674.1	4994.9	-439.9	6.42	5.81	9C
SUG-17-300	321.0	327.0	4159.8	5237.9	-361.0	26.55	2.82	Gap HW
SUG-17-914	387.3	391.5	4548.7	5229.8	-546.3	6.47	2.14	8A
SUG-17-915	310.8	312.6	4545.7	5178.1	-473.3	10.77	1.14	8A
SUG-17-915	319.0	321.5	4546.4	5178.0	-481.8	11.49	1.59	8A Footwall
SUG-17-916	300.0	305.9	4582.1	5164.4	-460.5	3.56	4.50	8A
SUG-17-916	338.4	341.5	4590.0	5161.3	-496.6	16.00	2.38	8B
SUG-17-917	311.3	317.5	4614.0	5159.5	-464.3	4.10	4.45	8A
SUG-17-917	325.3	342.9	4619.6	5157.8	-483.1	7.17	6.99	8A Footwall
SUG-17-918	303.8	308.4	4622.4	5155.0	-452.8	6.13	3.38	8A
SUG-17-918	319.9	328.3	4628.2	5152.7	-469.7	7.43	6.26	8A Footwall
SUG-17-919	276.9	284.4	4641.9	5128.6	-415.4	5.69	5.76	8A
SUG-17-919	297.5	300.2	4649.1	5124.2	-431.5	10.79	2.08	8A Footwall
CAR-17-014	465.6	466.7	597822.4 [3]	6173921.5 [3]	-5.4	31.64	1.10	Carr

Notes: Drillholes presented in this table have gram-meter value greater than 12.
1 Midpoints of the intercept determined where mineralized structure intersected.
2 Gold values cut to 75 g/t.
3 Coordinates in UTM NAD83 Zone 13 Datum.

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Table 2. Selected drillhole results from the 2017 exploration drill programs at the Marigold mine, Nevada, U.S. for the Exploration Period.

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/tonne)	Area
MRA6444	80.8	147.8	67.1	1.35	Mackay Pit
(including)	92.9	106.6	13.7	4.23
MR6445	210.3	228.6	18.3	2.07	East Basalt
MR6447	173.7	213.4	39.6	0.99	East Basalt
MRA6450	50.3	114.3	64.0	0.69	Mackay Pit
MR6452	93.0	102.1	9.1	2.97	East Basalt
and	161.5	224.0	62.5	0.81
MRA6453	161.5	240.8	79.2	1.37	East Basalt
(including)	170.7	176.8	6.1	1.77
(including)	193.5	208.8	15.2	2.49
(including)	217.9	228.6	10.7	3.53
MRA6456	184.4	222.5	38.1	0.58	Mackay Pit
MR6457	178.3	204.2	25.9	2.29	East Basalt
(including)	182.9	196.6	13.7	4.02
MRA6461	102.1	137.2	35.1	0.86	Mackay Pit
MRA6482	329.2	352.0	22.9	1.12	Mackay Pit
MR6487	286.5	294.1	7.6	4.47	East Basalt
MR6488	158.5	213.4	54.9	0.69	East Basalt
(including)	158.5	164.6	6.1	1.87
MRA6493	132.6	158.5	25.9	2.57	East Basalt
(including)	132.6	146.3	13.7	4.64
MRA6497	249.9	332.2	82.3	0.93	Mackay Pit
(including)	251.5	263.7	12.2	4.80
MRA6500	315.5	356.6	41.1	0.58	East Basalt
MRA6501	245.4	271.3	25.9	1.39	East Basalt
MRA6502	309.4	368.8	59.4	0.47	Mackay Pit
MRA6503	263.7	297.2	33.5	2.50	Mackay Pit
(including)	265.2	291.1	25.9	3.18

Notes: Width in meters represents downhole intersected length, which may or may not be a true thickness of the mineralization. Drillholes presented in this table have gram metre value greater than 20. The drillhole collars table (see Table 3) provides information if the drillhole has a Mineral Resource intercept of six meters at 0.3 g/t gold. “Width” may not equal the difference between “To” and “From” due to rounding.

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Table 3. Drillhole collars from the exploration drill programs at the Marigold mine, Nevada, U.S. for the Exploration Period.

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
DDH6421	4502386	484320	1823	180	-80	1128	Concept
MRA6431	4507851	484754	1619	90	-75	413	North Red Dot
MR6442	4507271	485443	1543	353	-89	184	Mackay Pit
MRA6443	4503556	485880	1840	271	-69	337	East Basalt
MRA6444	4507300	485305	1525	88	-75	184	Mackay Pit
MR6445	4503584	485893	1846	151	-90	300	East Basalt
MR6446	4507908	484781	1610	129	-89	376	North Red Dot
MR6447	4503556	485880	1840	103	-90	367	East Basalt
MRA6448	4507273	485444	1543	90	-70	184	Mackay Pit
MR6449	4507518	485488	1660	156	-89	230	Mackay Pit
MRA6450	4507487	485484	1660	94	-84	306	Mackay Pit
MRA6451	4507487	485484	1660	93	-71	215	Mackay Pit
MR6452	4503524	485863	1835	0	-90	306	East Basalt
MRA6453	4503479	485872	1831	267	-69	343	East Basalt
MR6454	4503495	485991	1854	148	-90	319	East Basalt
MRA6455	4507550	485351	1662	89	-66	291	Mackay Pit
MRA6456	4507550	485351	1662	90	-52	291	Mackay Pit
MR6457	4503463	485902	1845	185	-89	322	East Basalt
MRA6458	4506993	485567	1608	274	-61	230	Mackay Pit
MR6459	4507240	485450	1547	256	-89	184	Mackay Pit
MR6460	4503463	485980	1860	82	-90	335	East Basalt
MRA6461	4507239	485455	1547	91	-75	184	Mackay Pit
MRA6462	4507240	485451	1547	268	-69	154	Mackay Pit
MRA6463	4507183	485462	1553	269	-59	184	Mackay Pit
MRA6464	4507180	485467	1553	87	-55	200	Mackay Pit
MRA6465	4507151	485468	1557	268	-74	154	Mackay Pit
MRA6466	4507149	485471	1557	92	-83	163	Mackay Pit
MRA6467	4507149	485473	1557	89	-43	184	Mackay Pit
MR6468	4503403	485878	1851	61	-90	361	East Basalt
MRA6469	4503371	485889	1861	267	-55	379	East Basalt
MRA6470	4503342	485895	1867	268	-57	346	East Basalt
MRA6471	4507122	485475	1559	270	-69	154	Mackay Pit
MR6472	4507087	485482	1563	257	-89	154	Mackay Pit
MRA6473	4507087	485482	1563	85	-75	169	Mackay Pit
MRA6474	4507058	485480	1565	87	-79	169	Mackay Pit
MRA6475	4507058	485482	1565	88	-45	169	Mackay Pit
MRA6476	4507027	485478	1568	272	-75	184	Mackay Pit
MRA6477	4507026	485480	1569	90	-75	93	Mackay Pit
MRA6478	4507089	484932	1600	90	-63	367	Mackay Pit
MRA6479	4507151	485033	1610	93	-62	352	Mackay Pit
MRA6480	4507151	485034	1610	91	-50	352	Mackay Pit
MR6481	4503425	485884	1849	170	-90	352	East Basalt

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HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA6482	4507517	485091	1594	89	-60	352	Mackay Pit
MR6483	4503462	485943	1855	320	-90	325	East Basalt
MRA6484	4507481	485264	1641	84	-61	349	Mackay Pit
MRA6485	4507486	485206	1620	85	-70	334	Mackay Pit
MRA6486	4507573	484934	1580	78	-80	367	Mackay Pit
MR6487	4503646	485911	1862	81	-89	337	East Basalt
MR6488	4503487	485932	1844	213	-90	305	East Basalt
MR6489	4503128	485907	1866	248	-89	392	East Basalt
MRA6490	4507175	485067	1611	81	-46	355	Mackay Pit
MR6491	4503250	485775	1792	137	-90	312	East Basalt
MRA6492	4503183	485665	1806	87	-51	331	East Basalt
MRA6493	4503250	485774	1792	89	-59	346	East Basalt
MRA6494	4507610	485124	1598	89	-62	343	Mackay Pit
MRA6495	4507386	485187	1617	84	-45	337	Mackay Pit
MRA6497	4507329	485134	1613	79	-86	367	Mackay Pit
MRA6498	4507329	485134	1613	81	-61	337	Mackay Pit
MRA6499	4503584	485893	1845	268	-81	361	East Basalt
MRA6500	4503584	485892	1846	272	-49	404	East Basalt
MRA6501	4503584	485891	1846	88	-75	349	East Basalt
MRA6502	4507249	485059	1604	89	-63	375	Mackay Pit
MRA6503	4507249	485060	1604	90	-52	358	Mackay Pit
MR6504	4503235	486293	1893	161	-90	337	East Basalt
MR6505	4504199	487575	1936	142	-88	398	Valmy
MRA6506	4507457	485044	1591	86	-74	383	Mackay Pit
MRA6507	4507487	485022	1589	82	-64	398	Mackay Pit
MR6513	4504347	487384	1899	145	-90	379	Valmy

Notes: The numerical gaps in the drillhole sequence result from drillholes reported previously or drillholes expected to be drilled in 2017.

Sampling and Analytical Procedures

All drill samples in respect of the Marigold mine drilling program were sent for processing and analysis to the offices of American Assay Laboratories, Inc. (“AAL”) in Sparks, Nevada which is an ISO 17025 accredited laboratory independent from SSR Mining. Fire assay was completed on a 30-gram sample (AAL method code FA-PB30-ICP) with an Inductively Coupled Plasma (“ICP”) finish after a two acid digestion. Samples with assay results greater than 10 g/t gold were fire assayed on a 30-gram sample (AAL method code Grav Au30) with a gravimetric finish. We employ a rigorous Quality Assurance/Quality Control (“QA/QC”) program, which includes real-time assay quality monitoring through the regular insertion of blanks, duplicates, and certified reference material, as well as reviewing laboratory-provided QA/QC data.

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All drill samples in respect of the Seabee Gold Operation drilling program were assayed by our onsite non-accredited assay laboratory, which is not independent from SSR Mining. Duplicate check assays were conducted at site as well as at TSL Laboratories Inc. in Saskatoon, Saskatchewan, which is independent from SSR Mining. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Two hundred gram samples were pulverized until greater than 80 percent passes through 150 mesh screen. Thirty-gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit).

Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by James N. Carver, SME Registered Member and a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Jeffrey Kulas, P. Geo., a Qualified Person under NI 43-101. Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical data contained in this news release relating to the SIB project has been reviewed and approved by F. Carl Edmunds, P. Geo., a Qualified Person under NI 43-101. Mr. Edmunds is our Chief Geologist.

About SSR Mining

SSR Mining Inc., formerly Silver Standard Resources Inc., is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75% owned and operated Puna Operations joint venture in Jujuy Province, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

SSR Mining Inc.	PAGE 14

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: our ability to discover and increase Mineral Resources and convert Mineral Resources to Mineral Reserves at the Marigold mine and the Seabee Gold Operation; our ability to extend the life of and increase operational flexibility at the Marigold mine and Seabee Gold Operation; our expected drill programs at each of the Marigold mine, Seabee Gold Operation and the SIB project; future production of gold, silver and other metals; estimated production rates for gold, silver and other metals produced by us; ongoing or future development plans and capital replacement, improvement or remediation programs; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency and interest rate fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission ("SEC").

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This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine and the Seabee Gold Operation. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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